SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

On January 12, 2026, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Provides Corporate Update and Financial Outlook Ahead of the J.P. Morgan Healthcare Conference”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The contents of this Report of Foreign Private Issuer on Form 6-K (including the information contained in Exhibit 99.1, but excluding quotes of senior management of the Company) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022, August 15, 2023, and March 19, 2025 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997 and 333-285897, respectively) and on Form F-3 filed with the SEC on March 31, 2023,  August 29, 2024 and March 19, 2025 (Registration Nos. 333-268297, 333-281843 and 333-285908, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2026	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated January 12, 2026 titled “MediWound Provides Corporate Update and Financial Outlook Ahead of the J.P. Morgan Healthcare Conference”.